RUBICON

 MINERALS CORPORATION

NEWS RELEASE

TSX VENTURE EXCHANGE - SYMBOL: RMX	MARCH 4, 2003
OTCBB – SYMBOL: RUBIF	PR03-08

EIGHT DRILLS TURNING ON RUBICON’S RED LAKE PROJECTS

- Additional $210,000 raised to bring total to $6 million in recent financing -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX Venture) is pleased to announce that the Company has a total of eight drill rigs turning on three of its projects in the high-grade gold camp at Red Lake, Ontario. Three of the rigs are drilling at the Company’s key McFinley Gold project where, in the first drill program undertaken in over 12 years, the Company hit several high-grade intercepts including 21.26 ounces gold per ton (oz/ton) over 1.15 feet, within sulphide zones considered to be analogous to the Campbell (Placer Dome) and Red Lake (Goldcorp) world class gold mines, located approximately 4 kilometres to the southeast of McFinley.

The Company also wishes to announce the closing of the sale of 200,000 additional Units pursuant to the exercise of the agents’ over-allotment option as part of its recent equity offering.  Total combined gross proceeds to the Company from the offering are $6,027,315. Each Unit consists of one Common Share and one half of a Common Share Purchase Warrant.  Each Warrant entitles the holder to purchase one Common Share at $1.25 until March 4, 2005.  The Company also issued Agents’ compensation options that entitle the Agents to purchase up to 12,000 (6% of the Units placed) Common Shares at a price of $1.05 per Common Share until March 4, 2005.  The securities are subject to a hold period until July 5, 2003.  In addition, the Company and the Agents have agreed to terminate the remaining over allotment option, at the Company’s request.

David Adamson said, “Rubicon will be drilling well over 70,000 feet in Red Lake over the next two months alone and is well-funded to follow up on any successful results with additional 2003 drill programs”

The projects currently being drilled are:

•

The McFinley Gold Project – approximately 33,000 feet of drilling using three rigs planned to be before the end of March, 2003.

•

RLJV targets – funded by AngloGold – approximately 35,000 feet of drilling with 5-6 rigs planned for completion before end of April, 2004.

•

The McCuaig JV Gold Project – approximately 6,000 feet of drilling utilizing one rig with potential follow-up.

McFinley Gold Project

This 100% controlled project is located on the East Bay Trend in the heart of the Red Lake gold camp. The McFinley gold project is essentially untested at depth and along strike outside local underground development.  The current drill program is currently underway and is designed to test numerous high potential targets, over an area of 3 kilometres. These targets have not been previously explored.

The RLJV Project (funded by AngloGold)

Rubicon is currently carrying out up to 35,000 feet of drilling on five priority target areas summarized recently (see February 3, 2003 news release for more details and target locations). These programs, funded by AngloGold are part of a 2003 C$1.8 million budget which will allow AngloGold to vest in the RLJV project with a 60% interest.

The McCuaig JV Project

The McCuaig JV Project is a joint venture between Rubicon Minerals Corporation (60% interest) and Golden Tag Resources Limited (40% interest).  The property is located on the Mine Trend in the heart of the prolific Red Lake gold camp. The Company is following up on 2002 drill results which included intercepts of 0.67 oz/ton gold over 10.17 feet (22.83 g/t over 3.10 metres) and 0.74 oz/ton gold over 5.58 feet (see news release dated April 18, 2002 for complete tabulation of results). This zone is interpreted to be open for follow up.

Rubicon Minerals Corporation controls over 260 square kilometres of land holdings in the prolific Red Lake gold camp of Ontario which hosts two high-grade, world class gold mines (Placer Dome’s Campbell Mine and Goldcorp’s Red Lake Mine).  Included in Rubicon’s Red Lake holdings is the McFinley Gold Project, from which the Company recently reported high grade intercepts including 21.26 oz/ton gold over 1.15 feet and 1.85 oz/ton over 1.96 feet.

RUBICON MINERALS CORPORATION

“David W. Adamson”

______________________

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations  Toll free: 1.866.365.4706  E-mail: bcavalluzzo@rogers.com

Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC  CANADA  V6E 4A6

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TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results.   Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The Company relies upon litigation protection for forward looking statements.